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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NYER MEDICAL GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

670711100
(CUSIP Number)

Karen L. Wright
Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, ME 04401
(207) 942-5273
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2002
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670711100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Samuel Nyer


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...........................................................................

(b) ...........................................................................


3.       SEC Use Only
...............................................................................

4.       Source of Funds (See Instructions): Not applicable


5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) .................


6.       Citizenship or Place of Organization: USA


Number of Shares Beneficially Owned by Each Reporting Person With

7.      Sole Voting Power: 5,942,400 (1)

8.      Shared Voting Power: 0

9.      Sole Dispositive Power: 1,942,400 (2)

10.     Shared Dispositive Power: 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 5,942,400
        (3)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) ...........

13.     Percent of Class Represented by Amount in Row (11): 63.8%


14.     Type of Reporting Person (See Instructions): IN

1. Sole voting power includes the 2000 shares of Class A preferred stock (which shares are owned by Nyle International Corp., 72 Center Street, Brewer, Maine 04412, of which Samuel Nyer is chairman and controlling shareholder) which have a total of 2,000,000 votes, and the 1,000 shares of Series 1 Class B preferred stock (which shares are owned by Mr. Nyer directly) which have a total of 2,000,000 votes.

2. Sole dispositive power is exclusive of the shares of Class A preferred stock and Series 1 Class B preferred stock referred to above in row (7), which shares are not convertible into common stock.

3. Beneficial ownership calculated in accordance with Rule 13d-3, promulgated under the Securities Exchange Act of 1934.

Item 1.        Security and Issuer


The title and class of equity securities to which this statement relates is Common Stock, par value $.0001 per share, of Nyer Medical Group, Inc., a Florida corporation (the "Issuer"), with its principal executive offices at 1292 Hammond Street, Bangor, Maine 04401.

Item 2.        Identity and Background

(a) This statement is being filed by Samuel Nyer ("Mr. Nyer") as the direct beneficial owner of Common Stock underlying certain options granted to Mr. Nyer by the Issuer on December 6, 2002.

(b) Mr. Nyer's business address is 1292 Hammond Street, Bangor, Maine 04401.

(c) Mr. Nyer serves as the Chairman of the Board of the Issuer, as well as its President and Secretary, at 1292 Hammond Street, Bangor, Maine 04401.

(d) During the last five years, Mr. Nyer has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Nyer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Nyer is a citizen of the United States of America.



Item 3. Source and Amount of Funds or Other Consideration On December 6, 2002, the Issuer granted Mr. Nyer 536,000 options to purchase Common Stock of the Issuer at an exercise price of $1.71 per share. These options immediately vested upon granting. Additionally, by virtue of being elected a director of the Issuer, on December 6, 2002 the Issuer granted to Mr. Nyer 12,000 options to purchase Common Stock of the Issuer (such options having an exercise price of $1.29 per share), 2,000 of such options having a vesting date of December 31, 2002. All of the foregoing options have a term of ten years. No funds were used to acquire such options or the Common Stock underlying such options.

Item 4.        Purpose of Transaction
The Issuer granted the options described in Item 3 above to Mr. Nyer as compensation. Mr. Nyer may, from time to time, exercise his options to purchase Common Stock, and may, in addition, purchase or sell shares of Common Stock to increase or decrease his holdings in the Issuer. Mr. Nyer does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer
(a) Mr. Nyer is the direct beneficial owner of 101,400 shares of Common Stock, and he is the indirect beneficial owner of 781,000 shares of Common Stock that are held by Nyle International Corp., 72 Center Street, Brewer, Maine 04412 ("Nyle"), a corporation of which Mr. Nyer is the chairman and controlling shareholder. Mr. Nyer was previously granted 522,000 options to purchase Common Stock, which options have fully vested. On December 6, 2002, the Issuer granted Mr. Nyer 536,000 options to purchase Common Stock of the Issuer at an exercise price of $1.71 per share. These options immediately vested upon granting. Additionally, by virtue of being elected a director of the Issuer, on December 6, 2002 the Issuer granted to Mr. Nyer 12,000 options to purchase Common Stock of the Issuer (which options have an exercise price of $1.29 per share), 2,000 of such options having a vesting date of December 31, 2002. All of the foregoing options have a term of ten years. Additional voting power includes 2000 shares of Class A preferred stock (which shares are owned by Nyle) which have a total of 2,000,000 votes, and 1,000 shares of Series 1 Class B preferred stock (which shares are owned by Mr. Nyer directly) which have a total of 2,000,000 votes.

(b) Mr. Nyer has the sole power to vote or to direct the vote (through Nyle) of a total of 1,942,400 shares, and, by virtue of his beneficial ownership of the Class A and the Series 1 Class B preferred stock, he has an additional 4,000,000 votes.

(c) Other than the Issuer's December 6, 2002 issuance to Mr. Nyer of the options described above in Item 5(a), no transactions in the Issuer's securities involving Mr. Nyer have occurred within the last 60 days.

(d) No one other than Mr. Nyer and Nyle is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned directly by him, or the Common Stock underlying the options owned by him.

(e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Company currently employs its officers pursuant to oral agreements. Mr. Nyer was employed pursuant to a written contract dated October 25, 1999, which expired October 25, 2001. Mr. Nyer continues to receive the same annual salary of $140,000 and use of a car at an annual cost of approximately $4,200. Under his employment agreement, Mr. Nyer was granted 500,000 non-qualified options to purchase the Issuer's common stock at an exercise price of $6.437 per share. 250,000 of the options vested in October 1999, with the remaining having vested in October 2000. An additional 22,000 options were issued to Mr. Nyer under the Issuer's 1993 Stock Option Plan.

On December 6, 2002, the Issuer and Mr. Nyer entered into a Stock Option Agreement which amended and restated the stock option portion of his earlier employment contract by, among other things, creating a ten year term for Mr. Nyer's options (unless such options terminate earlier pursuant to the terms and conditions of such Stock Option Agreement).

On December 6, 2002, the Issuer granted Mr. Nyer 548,000 options under its 2002 Stock Option Plan, each such option having a ten-year term. 536,000 of these options vested immediately (having an exercise price of $1.71 per share). The other 12,000 of such options have an exercise price of $1.29 per share, and 2,000 of those options shall vest on December 31, 2002.

Item 7.        Material to Be Filed as Exhibits
Exhibit 7.1: October 25, 1999 employment agreement between the Issuer and Mr. Nyer.

Exhibit 7.2:  Issuer's 1993 Stock Option Plan, and Amendments thereto.

Exhibit 7.3:  Issuer's 2002 Stock Option Plan.

Exhibit 7.4: December 6, 2002 stock option agreement between the Issuer and Mr. Nyer.

                Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 16, 2002



Signature:  /s/ Samuel Nyer


Samuel Nyer, Chairman of the Board and President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



                Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 7.1

        EMPLOYMENT AGREEMENT


      THIS EMPLOYMENT AGREEMENT entered into as of this 25th day of October 1999, between Nyer Medical Group, Inc. (the "Company") and Samuel Nyer (the "Executive").

      WHEREAS, the Company desires to employ Executive and to ensure the continued availability to the Company of the Executive's services, and the Executive is willing to accept such employment and render such services, all upon and subject to the terms and conditions contained in this Agreement;

      NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Executive agree as follows:

1. Term of Employment.

(a) Term. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company, for a period commencing on October 1, 1999 and ending two years thereafter.

(b) Continuing Effect. Notwithstanding any termination of this Agreement except for termination under Section 5(c), at the end of the Term or otherwise, the provisions of Sections 6 and 7 shall remain in full force and effect and the provisions of Section 7 shall be binding upon the legal representatives, successors and assigns of the Executive.

2. Duties.

(a) General Duties. The Executive shall serve as president and secretary of the Company, with duties and responsibilities that are consistent with the Executive's duties and responsibilities as of the date of this Agreement. The Executive shall also perform services for such subsidiaries as may be necessary. The Executive shall use his best efforts to perform his duties and discharge his responsibilities pursuant to this Agreement competently, carefully and faithfully. In determining whether or not the Executive has used his best efforts hereunder, the Executive's and the Company's delegation of authority and all surrounding circumstances shall be taken into account and the best efforts of the Executive shall not be judged solely on the Company's earnings or other results of the Executive's performance.

(b) Devotion of Time. Subject to the last sentence of this Section 2(b), the Executive shall devote all of his time, attention and energies during normal business hours (exclusive of periods of sickness and disability and of such normal holiday and vacation periods as have been established by the Company) to the affairs of the Company. The Executive shall not enter the employ of or serve as a consultant to, or in any way perform any services for compensation to, any other persons, business or organization without the prior consent of the board of directors of the Company; provided, that the Executive shall be permitted to devote a limited amount of his time, (i) without compensation, to professional, charitable or similar organizations, and (ii) supervising businesses in which he has an ownership interest including Nyle International Corp.

3. Compensation and Expenses.
(a) Salary. For the services of the Executive to be rendered under this Agreement, the Company shall pay the Executive an annual salary of $140,000 subject to increase for cost of living increases based upon the Consumer Price Index calculated upon the commencement of each year of the Agreement using the prior month as the measuring month published by the Bureau of Labor Statistics (or similar successor index). Such increase shall operate as follows: Commencing with the one year anniversary of this Agreement and at the beginning of each year thereafter during the term of this Agreement, the Executive's annual salary shall be adjusted in accordance with the Consumer Price Index, all Urban Consumers issued by the Bureau of Labor Statistics of the U.S. Department of Labor using the years 1982-84 as a Price Index, all Urban Consumers issued by the Bureau of Labor Statistics of the U.S. Department of Labor using the years 1982-84 as a base of 100 (the "Index"). At the commencement of the second year, and of each year thereafter, the Executive's salary shall be multiplied each year by a fraction, the numerator of which shall be the published Index number for the month preceding the commencement of the new year, i.e. September, and the denominator of which shall be the published Index number for the month of September 1996. The resulting increase to the Executive's annual salary, if any, shall be added to the prior year's annual salary and become a part thereof for the succeeding year.

In the event that the Index ceases to be published during the term of this Agreement, or if a substantial change is made in the method of establishing such Index, then the determination of the adjustment in the Executive's compensation shall be made with the use of such conversion factor, formula or table as may be published by the Bureau of Labor Statistics, or if none is available, the parties shall accept comparable statistics on the cost of living in the United States as shall then be computed and published by an agency of the United States, or if not by a respected financial periodical selected by the Executive.

(b) Expenses. In addition to any compensation received pursuant to Section 3(a) and (c), the Company will reimburse or advance funds to the Executive for all reasonable travel, entertainment and miscellaneous expenses incurred in connection with the performance of his duties under this Agreement, provided that the Executive properly accounts for such expenses to the Company in accordance with the Company's practices. Such reimbursement or advances will be made in accordance with policies and procedures of the Company in effect from time to time relating to reimbursement of or advances to executive officers.

(c) Management Bonus. During the term of this Agreement, the Board of Directors (the "Board") shall annually, as soon as practicable after the filing of the annual report on Form 10-KSB (or Form 10-K), review the Executive's performance and have the discretion to grant to Executive a management bonus based on any criteria or factors the Board deems appropriate.

(d) Preferred Options. As additional compensation, the Company grants to the Executive 500,000 non-qualified options to purchase the Company's Common Stock (the "Options") at an exercise price of $6.437 per share, that being the fair market value of the Company's stock on the day prior to approval of this grant by the Company's board of directors. The Options shall vest in two equal installments of 250,000 Options each on October 25, 1999 and October 25, 2000. Notwithstanding the above, in the event of Death Disability or Special Termination of the Executive provided for in Sections 5(b) and (c) herein, all Options shall immediately vest.

4. Benefits.

(a) Vacation. For each 12-month period during the Term, the Executive will be entitled to four weeks of vacation without loss of compensation or other benefits to which he is entitled under this Agreement, to be taken at such times as the Executive may select and the affairs of the Company may permit. Any unused vacation will be paid for by the Company in addition to regular salary at the annual rate in effect during 12 month period.

(b) Employee Benefit Programs. The Executive is entitled to participate in any pension, 401(k), insurance or other employee benefit plan that is maintained by the Company for its executive officers, including programs of life and medical insurance and reimbursement of membership fees in civic, social and professional organizations.

(c) Insurance. The Company shall provide to Executive and pay premiums on the Company's medical insurance policy covering Executive and Executive's dependents.

(d) Car Allowance. The Executive shall receive an automobile allowance of $4,200 annually. All expenses associated with the use of such automobile including insurance, gas, oil and repairs shall be paid by the Executive.

5. Termination.

(a) Termination for Cause. The Company may terminate the Executive's employment pursuant to the terms of this Agreement at any time for cause by giving written notice of termination. Such termination will become effective upon the giving of such notice. Upon any such termination for cause, the Executive shall have no right to compensation, bonus, or reimbursement under Section 3, or to participate in any employee benefit programs under Section 4, except as provided by law, for any period subsequent to the effective date of termination.

For purposes of this Section 5(a), "cause" shall mean: (i) the Executive is convicted of a felony which is directly related to the Executive's employment or the business of the Company; (ii) the Executive, in carrying out his duties hereunder, has been found in a civil action to have committed gross negligence or intentional misconduct resulting in either case in direct material harm to the Company; (iii) the Executive is found in a civil action to have breached his fiduciary duty to the Company resulting in direct profit to him; or (iv) the Executive is found in a civil action to have materially breached any provision of Section 6 or Section 7. The terms "convicted of a felony" and "found in a civil action" shall not apply until all appeals permissible under the applicable rules of procedure or statute have been determined and no further appeals are permissible.

(b) Death or Disability. Except as otherwise provided in this Agreement, it shall terminate upon the death or disability of the Executive. For purposes of this Section 5(b), "disability" shall mean that for a period of six consecutive months in any 12-month period the Executive is incapable of substantially fulfilling the duties set forth in Section 2 because of physical, mental or emotional incapacity resulting from injury, sickness or disease. In the event of the Executive's death, his estate shall be paid compensation, benefits and bonus up to a total of 18 months or the remainder of the term of this Agreement, whichever period is greater and all unvested Options shall immediately vest. In the event of Executive's disability, the Executive shall be paid compensation, benefits and bonus which may accrue during the period of disability up to a total of 18 months, or for the remainder of the term of this Agreement, whichever time is greater, and all unvested Options shall immediately vest.

(c) Special Termination. In the event that (i) the Executive, with or without change in title or formal corporate action, shall no longer exercise all of the duties and responsibilities and shall no longer possess substantially all the authority set forth in Section 2; or (ii) the Company materially breaches this Agreement or the performance of its duties and obligations hereunder; or (iii) the Executive is involuntarily not re-elected to the Company's Board of Directors upon expiration of his term; or (iv) any entity or person not now an executive officer of the Company becomes either individually or as part of a group the beneficial owner of 35% or more of the voting power of the Company's capital stock, in any such event the Executive, by written notice to the Company, may elect to deem the Executive's employment hereunder to have been terminated by the Company without cause, in which event the Executive shall be entitled to the compensation (including options which shall all immediately vest), reimbursement and benefits payable pursuant to Sections 3 and 4 herein for the remaining term of this Agreement. In such event, the Executive, by written notice to the Company, may elect to refuse all further obligations of the Company under Sections 3 and 4 and to release the Company with respect thereto, in which event the Company shall release the Executive from the provisions of Sections 6 and 7 hereof.

(d) Continuing Effect. Notwithstanding any termination of the Executive's employment as provided in this Section 5 or otherwise, the provisions of Sections 6 and 7 shall remain in full force and effect, except as otherwise provided in Section 5(c).

6. Non-competition Agreement.

(a) Competition with the Company. Until termination of his employment and for a period of 24 months commencing on the date of termination for cause or voluntary termination of employment, the Executive, directly or indirectly, in association with or as a shareholder, director, officer, consultant, employee, partner, joint venturer, member or otherwise of or through any person, firm, corporation, partnership, association or other entity, will not compete with the Company or any of its affiliates in the offer, sale or marketing of products or services that are competitive with any of the products or services offered by the Company, within any metropolitan area in the United States or elsewhere in which the Company is then engaged in the offer and sale of competitive products or services; provided, however, the foregoing shall not prevent Executive from accepting employment with an enterprise engaged in two or more lines of business, one of which is the same or similar to a portion of the Company's business (the "Prohibited Business") if Executive's employment is totally unrelated to the Prohibited Business; provided, further, the foregoing shall not prohibit Executive from owning up to 5% of the securities of any publicly-traded enterprise provided Executive is not an employee, director, officer, consultant to such enterprise or otherwise reimbursed for services rendered to such enterprise.

(b) Solicitation of Customers. During the periods in which the provisions of
Section 6(a) shall be in effect, the Executive, directly or indirectly, will not seek Prohibited Business from any Customer (as defined below) on behalf of any enterprise or business other than the Company, refer Prohibited Business from any Customer to any enterprise or business other than the Company or receive commissions based on sales or otherwise relating to the Prohibited Business from any Customer, or any enterprise or business other than the Company. For purposes of this Section 6(b), the term "Customer" means any person, firm, corporation, partnership, association or other entity to which the Company or any of its affiliates sold or provided goods or services during the 24-month period prior to the time at which any determination is required to be made as to whether any such person, firm, corporation, partnership, association or other entity is a Customer.

(c) No Payment. The Executive acknowledges and agrees that no separate or additional payment will be required to be made to him in consideration of his undertakings in this Section 6.

7. Nondisclosure of Confidential Information. The Executive acknowledges that during his employment he will learn and will have access to confidential information regarding the Company and its affiliates, including without limitation (i) confidential or secret plans, programs, documents, agreements or other material relating to the business, services or activities of the Company and its affiliates and (ii) trade secrets, market reports, customer investigations, customer lists and other similar information that is proprietary information of the Company or its affiliates (collectively referred to as "Confidential Information"). The Executive acknowledges that such Confidential Information as is acquired and used by the Company or its affiliates is a special, valuable and unique asset. All records, files, materials and Confidential Information obtained by the Executive in the course of his employment with the Company are confidential and proprietary and shall remain the exclusive property of the Company or its affiliates, as the case may be. The Executive will not, except in connection with and as required by his performance of his duties under this Agreement, for any reason use for his own benefit or the benefit of any person or entity with which he may be associated or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior written consent of the Board unless such Confidential Information previously shall have become public knowledge through no action by or omission of the Executive.

8. Equitable Relief.

(a) The Company and the Executive recognize that the services to be rendered under this Agreement by the Executive are special, unique and of extraordinary character, and that in the event of the breach by the Executive of the terms and conditions of this Agreement or if the Executive, without the prior consent of the Board shall leave his employment for any reason and take any action in violation of Section 6 or Section 7, the Company will be entitled to institute and prosecute proceedings in any court of competent jurisdiction referred to in
Section 8(b) below, to enjoin the Executive from breaching the provisions of
Section 6 or Section 7. In such action, the Company will not be required to plead or prove irreparable harm or lack of an adequate remedy at law.

(b) Any proceeding or action must be commenced in Bangor, Maine where the Company maintains its principal offices. The Executive and the Company irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Executive and the Company irrevocably waive any objection that they now have or hereafter irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Executive or the Company in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any liability of the Executive or the Company therein described, or by appropriate proceedings under any applicable law or otherwise.

9. Assignability. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company, provided that such successor or assign shall acquire all or substantially all of the securities or assets of the Company. The Executive's obligations hereunder may not be assigned or alienated and any attempt to do so by the Executive will be void.

10. Severability.

(a) The Executive expressly agrees that the character, duration and geographical scope of the provisions set forth in this Agreement are reasonable in light of the circumstances as they exist on the date hereof. Should a decision, however, be made at a later date by a court of competent jurisdiction that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Executive and the Company that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the Executive's conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because taken together they are more extensive than necessary to assure to the Company the intended benefits of this Agreement, it is expressly understood and agreed by the parties hereto that the provisions of this Agreement that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

(b) If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provision were not included.

11. Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar receipted delivery, by facsimile delivery or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

        To the Company:                 Nyer Medical Group, Inc.
                                        1292 Hammond Street
                                        Bangor, ME  04401
                                        Facsimile (207) 941-9392


        With a Copy to:                 Michael D. Harris,  Esq.
                                        Michael Harris, P.A.
                                        1645 Palm Beach Lakes Boulevard,
                                        Suite 550
                                        West Palm Beach, FL  33401

        To the Executive:               Mr. Samuel Nyer
                                        1292 Hammond Street
                                        Bangor, ME  04401
                                        Facsimile (207) 941-9392


or to such other address as either of them, by notice to the other may designate from time to time. Time shall be counted to, or from, as the case may be, the date of delivery.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

13. Attorney's Fees. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to a reasonable attorney's fee, costs and expenses.

14. Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of Florida without regard to choice of law considerations.

15. Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

16. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.




        IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement on the 25th day of October 1999.

                                        NYER MEDICAL GROUP, INC.

                                        By:/s/ William Clifford
                                               William Clifford, Vice President



                                        EXECUTIVE

                                        By: /s/ Samuel Nyer
                                                Samuel Nyer

Exhibit 7.2.  1993 STOCK OPTION PLAN



                            NYER MEDICAL GROUP, INC.

                             1993 STOCK OPTION PLAN


     1. Purpose and Eligibility. This 1993 Stock Option Plan (the "Plan") is intended to advance the interests of Nyer Medical Group, Inc. (the "Company") and its Related Corporations as defined below by enhancing the ability of the Company to attract and retain qualified employees, consultants, officers and directors by creating incentives and rewards for their contributions to the success of the Company. This Plan will provide to: (a) officers and other employees of the Company and its Related Corporations opportunities to purchase common stock (the "Common Stock") in the Company pursuant to options granted hereunder which qualify as incentive stock options ("ISOs") under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"); (b) directors, officers, employees and consultants of the Company and Related Corporations opportunities to purchase stock in the Company pursuant to options granted hereunder which do not qualify as ISOs ("Non-Qualified Options"); and (c) directors of the Company and Related Corporations who are not officers or employees of the Company or Related Corporations with the opportunities to purchase stock in the Company pursuant to options granted hereunder ("Non-Discretionary Options"). ISOs, Non-Qualified Options and Non-Discretionary Options are referred to hereafter as "Options".

     For purposes of the Plan, the term "Related Corporations" shall mean a corporation which is a subsidiary corporation with respect to the Company within the meaning of Section 425(f) of the Code.

     2. Administration of the Plan.

     a. The Plan shall be administered by the board of directors of the Company (the "Board"). The Board may, in its discretion, delegate its powers with respect to the Plan to an employee benefit plan committee or any other committee (the "Committee"). The Committee shall consist of not fewer than two members. Each of the members must be a "disinterested person" as that term is defined in Rule 16b-3 adopted pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). A majority of the members of any such Committee shall constitute a quorum, and all determinations of the Committee shall be made by the majority of its members present at a meeting. Any determination of the Committee under the Plan may be made without notice or meeting of the Committee by a writing signed by all of the Committee members. Subject to ratification of each of the Options by the Board (but only if so required by applicable state law), and subject to the terms of the Plan, the Committee shall have the authority to (i) determine the employees of the Company and Related Corporations (from among the class of employees eligible under Paragraph 3 to receive ISOs) to whom ISOs may be granted, and to determine (from among the class of individuals and entities eligible under Paragraph 3 to receive Non-Qualified

Options) to whom Non-Qualified Options may be granted; (ii) determine the time or times at which Options may be granted; (iii) determine the exercise price of shares subject to each Option which price for any ISO shall not be less than the minimum price specified in Paragraph 6; (iv) determine whether each Option granted shall be an ISO or a Non-Qualified Option; (v) determine (subject to Paragraph 7) the time or times when each Option, except for non-discretionary Options, shall become exercisable, the duration of the exercise period and when each Option shall vest; (vi) determine whether restrictions such as repurchase options are to be imposed on shares subject to Options and the nature of such restrictions, if any, and (vii) interpret the Plan and promulgate and rescind rules and regulations relating to it. The interpretation and construction by the

Committee of any provisions of the Plan or of any Option shall be final, binding and conclusive unless otherwise determined by the Board. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best.

     No members of the Committee or the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it. No member of the Committee or the Board shall be liable for any act or omission of any other member of the Committee or the Board or for any act or omission on his own part, including but not limited to the exercise of any power and discretion given to him under the Plan, except those resulting from his own gross negligence or willful misconduct.

     b. The Committee may select one of its members as its chairman and shall hold meetings at such time and places as it may determine. All references in this Plan to the Committee shall mean the Board if no Committee has been appointed. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused or remove all members of the Committee and thereafter directly administer the Plan.

     c. Options may be granted to members of the Board, whether such grants of Options are in their capacity as directors, officers or consultants, but no discretionary Options shall be granted to any person who is, at the time of the proposed grant of Option, a member of the Board unless such grant of Option has been approved as provided in paragraph 2d. All grants of Options to members of the Board shall in all other respects be made in accordance with the provisions of this Plan applicable to other eligible persons. Members of the Board who are either (i) eligible for grants of Options pursuant to the Plan or (ii) have been granted Options may vote on any matters affecting the administration of the Plan or the grant of any Options pursuant to the Plan, except that no such member shall act upon the granting to himself of discretionary Options, but any such member may be counted in determining the existence of a quorum at any meeting of the Board during which action is taken with respect to the granting to him of Options.

     d. Notwithstanding any other provision of Paragraph 2, any discretionary grants to a person who is a member of the Board shall be made only by the Board; provided, however, that if a majority of the Board is eligible to participate in the Plan or in any other stock option or other stock plan of the Company or any of its Related Corporations, or has been so eligible at any time within the preceding year, any grant to directors of Options must be made by, or only in accordance with the recommendation of, a Committee consisting of two or more persons, who shall be directors of the Company, appointed by the Board but having full authority to act in the matter, none of whom is eligible to participate in this Plan or any other stock option or other stock plan of the Company or any of its affiliates, or has been eligible at any time within the preceding year. The requirements imposed by this subparagraph 2d shall also apply with respect to grants to officers who are also directors. Once appointed such Committee shall continue to serve until otherwise directed by the Board.

     e. In addition to such other rights of indemnification as he may have as a member of the Board, and with respect to administration of the Plan and the granting of Options under it, each member of the Board and of the Committee shall be entitled without further act on his part to indemnification from the Company pursuant to Florida law. Section 607.0850 of the Florida Business Corporation Act (the "FBCA"), grants to a corporation the power to indemnify its officers and directors for all reasonable expenses incurred by such individuals in connection with the defense or settlement of an action. Even if there is a finding of liability the Court can award indemnification if it finds that the officer and/or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Unless ordered by the Court, this determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; (2) if such quorum is not obtainable, or, even if obtainable, by a majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding; (3) by independent legal counsel selected by the board of directors described in (1) above or the committee described in (2) above or if a quorum of directors for (1) above cannot be obtained and the committee in (2) above cannot be designated, selected by a majority vote of the full board of directors (in which directors who are parties may participate); or by a majority vote of the shareholders of a quorum consisting of shareholders who were not parties to such proceeding, or if such quorum is not obtainable, by a majority vote of shareholders who were no parties to such proceeding.

     However, if such individual has been adjudged liable to the corporation, he will not be entitled to indemnification without court approval. The FBCA also contains provisions allowing the advancement of expenses under certain circumstances.

     The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Board or the Committee and shall be in addition to all other rights to which such member of the Board or the Committee would be entitled to as a matter of law, contract or otherwise. The indemnification provided by this Section 2e shall only be made after the requirements of Section 607.0850 of the FBCA has been complied with or as required by the Company's bylaws as amended except that the Company may, in its discretion, pay for or reimburse reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding in accordance with the provisions of Section 607.0805(6)(7) of the FBCA.

     3. Eligible Employees and Others.

     a. ISOs may be granted to any employee of the Company or any Related Corporation. Those officers and directors of the Company who are not employees may not be granted ISOs under the Plan. Subject to compliance with Rule 16b-3 and other applicable securities laws, Non-Qualified Options may be granted to any director (whether or not an employee), officer, employee or consultant of the Company or any Related Corporation. The Committee may take into consideration a recipient's individual circumstances in determining whether to grant an ISO or a Non-Qualified Option. Granting of any Option to any individual or entity shall neither entitle that individual or entity to, nor disqualify him from participation in any other grant of Options.

     b. All directors of the Company who are not employees of the Company or Related Corporations shall automatically receive grants of 12,000 Non-Discretionary Options (i) at the time this Plan is adopted by the Board;
(ii) upon election or appointment to the Board if not a member of the Board at the time this Plan is adopted by the Board; and (iii) upon election to the Board after all Options previously granted have vested. In addition, if on June 30 or December 31 of a given year, such person is still serving as a member of the Board, he shall receive a grant of 2,000 shares of Common Stock on such date, which 2,000 shares shall be adjusted pro-rata at the time of election of the Board based upon the number of days from the date of the 2,000 share grant divided by the number of days in such six-month period at which the shareholder meeting is held.

     (1) The exercise price of the Options shall be the fair market value on the date of grant as defined by Paragraph 6.

     (2) The Options shall vest in equal increments of 2,000 Options per director on June 30 and December 31 of each year, provided that the director is still serving as a director of the Company. To the extent that any Options which have not been exercised do not vest, the Options shall lapse and no longer be exercisable.

     c. The Options shall be exercisable for a period of 10 years from the date of grant, except where a shorter period is required by the Code for certain ISOs.

     4. Stock. The stock subject to Options shall be authorized but unissued shares of Common Stock or shares of Common Stock reacquired by the Company in any manner. The aggregate number of shares of Common Stock which may be issued pursuant to the Plan is 150,000, subject to adjustment as provided in Paragraph
13. Any such shares may be issued as ISOs, Non-Qualified Options or Non-Discretionary Options so long as the number of shares so issued does not exceed such number, as adjusted. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Company shall reacquire any unvested shares issued pursuant to evidence of Options, such shares shall again be available for grants of Options under the Plan.

     5. Granting of Options. Options may be granted under the Plan at any time on and after July 20, 1993; provided, however, that no ISO shall be granted more than 10 years after the effective date of this Plan. The date of grant of an Option under the Plan will be the date of grant by the Committee unless otherwise specified at the time it grants the Option; provided, however, that such date shall not be prior to the date on which the Committee acts to approve the grant. The Committee shall have the right, with the consent of the optionee, to convert an ISO granted under the Plan to a Non-Qualified Option pursuant to Paragraph 16.

     6. ISO Minimum Option Price and Other Limitations.

     a. The exercise price per share specified in the stock option agreement relating to each ISO granted under the Plan shall not be less than the fair market value per share of Common Stock on the date of such grant. In the case of an ISO to be granted to an employee owning stock which represents more than 10 percent of the total combined voting power of all classes of stock of the Company or any Related Corporation, the price per share specified in the agreement relating to such ISO shall not be less than 110 percent of the fair market value per share of Common Stock on the date of grant and such ISO shall not be exercisable after the expiration of five years from the date of grant.

     b. In no event shall the aggregate fair market value (determined at the time an ISO is granted) of Common Stock for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any Related Corporation) exceed $100,000.

     c. If, at the time an Option is granted under the Plan, the Company's Common Stock is publicly traded, "fair market value" shall be determined as of the last business day for which the prices or quotes discussed in this sentence are available prior to the date such Option is granted and shall mean:

     (1) the closing price of the Company's shares appearing on a national securities exchange if such shares are listed on such an exchange or if not listed, appearing on the National Association of Securities Dealers Automated Quotation System ("NASDAQ");

     (2) if the Company's shares are not listed on NASDAQ, then the average bid and asked price for its shares as listed on the National Association of Securities Dealers, Inc.'s Electronic Bulletin Board (the "Bulletin Board"); or

     (3) if the Company's shares are not listed on the Bulletin Board, then the average bid and asked price for the Company's shares as listed in the National Quotation Bureau's pink sheets; or

     (4) if there are no listed bid and asked prices published in the pink sheets, then the fair market value shall be based upon the average closing bid and asked price as determined following a polling of all dealers making a market in the Company's shares.

     7. Duration of Options. Subject to earlier termination as provided in Paragraphs 9 and 10, each Option shall expire on the date specified in the original instrument granting such Option, (except with respect to any part of an ISO that is converted into a Non-Qualified Option pursuant to Paragraph 16); provided, however, that such instrument must comply with Section 422 of the Code with regard to ISOs granted to all employees and Rule 16b-3 of the Exchange Act with regard to all Options granted to executive officers, directors and 10% shareholders of the Company.

     8. Exercise of Options. Subject to the provisions of Paragraphs 3b and 9 through 13, each Option granted under the Plan shall be exercisable as follows:

     a. The Options shall either be fully exercisable from the date of grant or shall become exercisable thereafter in such installments as the Committee may specify.

     b. Once an installment becomes exercisable it shall remain exercisable until expiration or termination of the Option, unless otherwise specified by the Committee.

     c. Each Option or installment, once it becomes exercisable, may be exercised at any time or from time to time, in whole or in part, for up to the total number of shares with respect to which it is then exercisable.

     d. The Committee shall have the right to accelerate the date of exercise of any installment of any Option; provided that the Committee shall not accelerate the exercise date of any installment of any Option granted to any employee as an ISO (and not previously converted into a Non-Qualified Option pursuant to Paragraph 16) if such acceleration would violate the annual vesting limitation contained in Section 422(d) of the Code as described in Paragraph 6b. The date of exercise of all Options shall accelerate in the event of any of the following: (i) the Company is to merge or consolidate with or into any other corporation or entity except a transaction where the Company is the surviving corporation or a change of domicile merger or similar transaction exempt from registration under the Securities Act of 1933 (the "Act"), (ii) the sale of all or substantially all of the Company's assets, (iii) the sale of at least 90% of the outstanding Common Stock of the Company to a third party (subparagraphs (i), (ii) and (iii) collectively referred to as an "Acquisition"); or (iv) the Company is dissolved. Upon a minimum of 20 days' prior written notice to the optionees, the exercisability of such Options shall commence two business days prior to the earlier of the scheduled closing of an Acquisition or proposed dissolution or the actual closing of an Acquisition or proposed dissolution.

     e. All Options shall be subject to any vesting requirements imposed by the Committee. In the event of an Acquisition or dissolution of the Company, all unvested Options shall immediately vest two business days prior to the earlier of the scheduled closing of the Acquisition or proposed dissolution or the actual closing of the Acquisition or proposed dissolution and a minimum of 20 days' notice of such vesting shall be given to the holders of such Options.

     9. Termination of Employment. Subject to any greater restrictions or limitations as may be imposed by the Committee upon the granting of any ISO, if an ISO optionee ceases to be employed by the Company and all Related Corporations other than by reason of death or disability as defined in Paragraph

10, no further installments of his ISOs shall become exercisable or vest, and his ISOs shall terminate on the day three months after the day of the termination of his employment, but in no event later than on their specified expiration dates, except to the extent that such ISOs (or unexercised installments thereof) have been converted into Non-Qualified Options pursuant to Paragraph 16. Employment shall be considered as continuing uninterrupted during any bona fide leave of absence (such as those attributable to illness, military obligations or governmental service), provided that the period of such leave does not exceed 90 days or, if longer, any period during which such optionee's right to re-employment is guaranteed by statute. A leave of absence with the written approval of the Company's Board shall not be considered an interruption of employment under the Plan, provided that such written approval contractually obligates the Company or any Related Corporation to continue the employment of the optionee after the approved period of absence. ISOs granted under the Plan shall not be affected by any change of employment within or among the Company and Related Corporations so long as the optionee continues to be an employee of the Company or any Related Corporation.

     10. Death or Disability. Subject to any greater restrictions or limitations as may be imposed by the Committee upon the granting of any ISO:

     a. If an ISO optionee ceases to be employed by the Company and all Related Corporations by reason of his death, any ISO of his may be exercised to the extent of the number of shares with respect to which he could have exercised it on the date of his death, by his estate, personal representative or beneficiary who has acquired the ISO by will or by the laws of descent and distribution, at any time prior to the earlier of the ISO's specified expiration date or three months from the date of the optionee's death.

     b. If an ISO optionee ceases to be employed by the Company and all Related Corporations by reason of his disability, he shall have the right to exercise any ISO held by him on the date of termination of employment to the extent of the number of shares with respect to which he could on the earlier of the ISO's specified expiration date or one year from the date of the termination of the optionee's employment. For the purposes of the Plan, the term "disability" shall mean "permanent and total disability" as defined in Section 22(e)(3) of the Code or successor statute.

     11. Assignability. No Option granted to an executive officer or director of the Company or beneficial owner of 10% or more of the Company's equity securities registered pursuant to Section 12 of the Exchange Act and no ISO shall be assignable or transferable by the grantee except by will or by the laws of descent and distribution and during the lifetime of the grantee each Option shall be exercisable only by him, his guardian or legal representative.

     12. Terms and Conditions of Options. Options shall be evidenced by instruments (which need not be identical) in such forms as the Committee may from time to time approve. Such instruments shall conform to the terms and conditions set forth in Paragraphs 6 through 11 hereof and may contain such other provisions as the Committee deems advisable which are not inconsistent with the Plan, including restrictions applicable to shares of Common Stock issuable upon exercise of Options. In granting any Non-Qualified Option, the Committee may specify that such Non-Qualified Option shall be subject to the restrictions set forth herein with respect to ISOs, or to such other termination and cancellation provisions as the Committee may determine. The Committee may from time to time confer authority and responsibility on one or more of its own members and/or one or more officers of the Company to execute and deliver such instruments. The proper officers of the Company are authorized and directed to take any and all action necessary or advisable from time to time to carry out the terms of such instruments.

     13. Adjustments. Upon the occurrence of any of the following events, an optionee's rights with respect to Options granted to him hereunder shall be adjusted as hereinafter provided unless otherwise specifically provided in the written agreement between the optionee and the Company relating to such Option:

     a. If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of Options shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

     b. If the Company is to be consolidated with or acquired by another entity pursuant to an Acquisition, the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "Successor Board") shall, as to outstanding Options not exercised pursuant to Paragraph 8, either
(i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the shares then subject to such Options the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition; or (ii) terminate all Options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such Options over the exercise price thereof.

     c. In the event of a recapitalization or reorganization of the Company (other than a transaction described in subparagraph b above) pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, an optionee upon exercising an Option shall be entitled to receive for the purchase price paid upon such exercise the securities he would have received if he had exercised his Option prior to such recapitalization or reorganization.

     d. Notwithstanding the foregoing, any adjustments made pursuant to subparagraphs a., b. or c. with respect to ISOs shall be made only after the Committee, after consulting with counsel for the Company, determines whether such adjustments would constitute a "modification" of such ISOs (as that term is defined in Section 425(h) of the Code) or would cause any adverse tax consequences for the holders of such ISOs. If the Committee determines that such adjustments made with respect to ISOs would constitute a modification of such ISOs it may refrain from making such adjustments.

     e. Except as expressly provided herein, no issuance by the Company of shares of Common Stock of any class or securities convertible into shares of Common Stock of any class shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends or other distributions paid in cash or in property other than securities of the Company.

     f. No fractional share shall be issued under the Plan and the optionee shall receive from the Company cash in lieu of such fractional shares.

     g. Upon the happening of any of the foregoing events described in subparagraphs a., b. or c. above, the class and aggregate number of shares set forth in Paragraph 13 hereof that are subject to Options which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such subparagraphs. The Committee or the Successor Board shall determine the specific adjustments to be made under this Paragraph 13 and, subject to Paragraph 2, its determination shall be conclusive. If any person or entity owning restricted Common Stock obtained by exercise of an Option made hereunder receives shares or securities or cash in connection with a corporate transaction described in subparagraphs a., b. or c. above as a result of owning such restricted Common Stock, such shares or securities or cash shall be subject to all of the conditions and restrictions applicable to the restricted Common Stock with respect to which such shares or securities or cash were issued, unless otherwise determined by the Committee or the Successor Board.

     14. Means of Exercising Options.

     a. An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company at its principal office address. Such notice shall identify the Option being exercised and specify the number of shares as to which such Option is being exercised, accompanied by full payment of the purchase or exercise price therefor either (i) in United States dollars in cash; (ii) at the discretion of the Committee, through delivery of shares of Common Stock having a fair market value equal as of the date of the exercise to the cash exercise price of the Option; (iii) at the discretion of the Committee, by delivery of the grantee's personal recourse note bearing interest payable not less than annually at no less than 100% of the lowest applicable federal rate, as defined in Section 1274(d) of the Code, or (iv) at the discretion of the Committee, by any combination of (i), (ii) and (iii) above. If the Committee exercises its discretion to permit payment of the exercise price of an ISO by means of the methods set forth in clauses (ii), (iii) or (iv) of the preceding sentence, such discretion shall be exercised in writing at the time of the grant of the ISO in question. The holder of an Option shall not have the rights of a shareholder with respect to the shares covered by his Option until the date of issuance of a stock certificate to him for such shares. Except as expressly provided above in Paragraph 13 with respect to changes in capitalization and stock dividends, no adjustment shall be made for dividends or similar rights for which the record date is before the date such stock certificate is issued.

     b. Each notice of exercise shall, unless the Option shares are covered by a then current registration statement under the Act, contain the optionee's acknowledgment in form and substance satisfactory to the Company that (i) such Option shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (ii) the optionee has been advised and understands that
(1) the Option shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (2) the Company is under no obligation to register the Option shares under the Act or to take any action which would make available to the optionee any exemption from such registration, and (iii) such Option shares may not be transferred without compliance with all applicable federal and state securities laws. Notwithstanding the above, should the Company be advised by counsel that issuance of shares should be delayed pending registration under federal or state securities laws or the receipt of an opinion that an appropriate exemption therefrom is available, the Company may defer exercise of any Option granted hereunder until either such event has occurred.

     15. Term and Amendment of Plan. This Plan was adopted by the Board on July 21, 1993 and if not approved by the holders of at least a majority of all shares present in person and by proxy and entitled to vote therein at a meeting of the shareholders of the Company within 12 months from the date of the Plan's adoption by the Board, no ISOs may be granted pursuant to the Plan. Nor shall the Plan in such event conform to Rule 16b-3 promulgated under the Exchange Act. This Plan shall have no expiration date; provided, however, that no ISOs shall be granted more than 10 years after the Plan's effective date. The Board may terminate or amend the Plan in any respect at any time. However, if approved by the shareholders on or before July 21, 1994, approval of the shareholders must be obtained within 12 months before or after the Board adopts a resolution authorizing any of the following actions: (a) increase of the total number of shares that may be issued under the Plan (except by adjustment pursuant to Paragraph 13); (b) modification of the provisions of Paragraph 3 regarding eligibility for grants of ISOs; and (c) any other act requiring shareholder approval under Rule 16b-3 (or successor rule) promulgated under the Exchange Act. Except as provided herein or as specified in the original instrument granting such Option, no action of the Board or shareholders may alter or impair the rights of a grantee, without his consent, under any Option previously granted to him.

     16. Conversion of ISOs into Non-Qualified Options; Termination of ISOs. The Committee, at the written request of any optionee, may in its discretion take such actions as may be necessary to convert such optionee's ISOs (or any installments or portions of installments thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the optionee is an employee of the Company or a Related Corporation at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period or reducing the exercise price of the appropriate installments of such Options. At the time of such conversion, the Committee (with the consent of the optionee) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any optionee the right to have such optionee's ISOs converted into Non-Qualified Options, and no such conversion shall occur until and unless the Committee takes appropriate action. The Committee, with the consent of the optionee, may also terminate any portion of any ISO that has not been exercised at the time of such termination.

     17. Application of Funds. The proceeds received by the Company from the sale of shares pursuant to Options granted and Purchases authorized under the Plan shall be used for general corporate purposes.

     18. Governmental Regulations. The Company's obligation to sell and deliver shares of the Common Stock under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares.

     19. Withholding of Additional Income Taxes. Upon the exercise of a Non-Qualified Option or the making of a Disqualifying Disposition (as defined in Paragraph 21) the Company, in accordance with Section 3402(a) of the Code may require the optionee to pay additional withholding taxes in respect of the amount that is considered compensation includable in such person's gross income. The Committee, in its discretion, may condition the exercise of an Option on the payment of such withholding taxes.

         To the extent that the Company is required to withhold taxes for federal income tax purposes in connection with the exercise of any Option, the optionee shall have the right to elect to satisfy such withholding requirement by (i) paying the amount of the required withholding tax to the Company; (ii) delivering to the Company shares of its Common Stock previously owned by the optionee; or (iii) having the Company retain a portion of the shares covered by the Option exercise. The number of shares to be delivered to or withheld by the Company times the fair market value of such shares shall equal the cash required to be withheld. To the extent that the participant elects to either deliver or have withheld shares of the Company's Common Stock, the Board, or the Committee, may require him to make such election only during certain period of time as may be necessary to comply with appropriate exemptive procedures regarding the "short-swing" profit provisions of Section 16(b) of the Exchange Act or to meet certain Code requirements.

     20. Notice to Company of Disqualifying Disposition. Each employee who receives an ISO must agree to notify the Company in writing immediately after the employee makes a Disqualifying Disposition of any Common Stock acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is any disposition (including any sale) of such Common Stock before the later of (i) two years after the date of employee was granted the ISO or (ii) one year after the date the employee acquired Common Stock by exercising the ISO. If the employee has died before such stock is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

     21. Continued Employment. The grant of an Option pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company or any Related Corporation to retain the optionee in the employ of the Company or a Related Corporation, as a member of the Company's board of directors or in any other capacity, whichever the case may be.

     22. Bonuses or Loans to Exercise Options. If requested by any person to whom a grant of an Option has been made, the Company or any Related Corporation may, in its sole discretion, loan such person or guarantee a bank loan to such person for the purpose of paying for the shares of the Common Stock. If requested by any person to whom a grant of an Option has been made, the Company or any Related Corporation may, in its sole discretion, loan such person, guarantee a bank loan to such person, or pay such person additional compensation equal to the amount of money necessary to pay the federal income taxes incurred as a result of the grant or the exercise of the Option, assuming that such person is in the maximum federal income tax bracket six months from the time of grant or exercise and assuming that such person has no deductions which would reduce the amount of such tax owed. The tax loan shall be made or tax offset bonus paid on or after April 15th of the year following the year in which the amount of tax is determined, and any loan shall be made on such terms as the Company or lending bank determines.

     23. Limitations on Sale of Shares. Any shares of the Company's Common Stock acquired pursuant to an Option under this Plan as set forth herein cannot be sold for at least six months from the date of the grant, except in case of death or disability. Nothing in this Paragraph 23 shall be deemed to reduce the holding period set forth under the applicable securities laws.

     24. Governing Law; Construction. The validity and construction of the Plan and the instruments evidencing Options shall be governed by the laws of the State of Florida. In construing this Plan, the singular shall include the plural and the masculine gender shall include the feminine and neuter, unless the context otherwise requires.

EXHIBIT 7.2. AMENDMENT TO THE 1993 STOCK OPTION PLAN OF NYER MEDICAL GROUP, INC.

     Paragraph 4 is hereby deleted and replaced with the following:

     4. Stock. The stock subject to Options, shall be authorized but unissued shares of Common Stock or shares of Common Stock reacquired by the Company in any manner. The aggregate number of shares of Common Stock which may be issued pursuant to the Plan is 275,000, subject to adjustment as provided in Paragraph 13. Any such shares may be issued as ISOs, Non-Qualified Options or Non-Discretionary Options, so long as the number of shares so issued does exceed such number, as adjusted. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Company shall reacquire any unvested shares issued pursuant to evidence of Options, such shares shall again be available for grants of Options under the Plan.

Exhibit 7.2. SECOND AMENDMENT TO THE 1993 STOCK OPTION PLAN OF
                          NYER MEDICAL GROUP, INC.

                 SECOND AMENDMENT TO THE 1993 STOCK OPTION PLAN
                           OF NYER MEDICAL GROUP, INC.

         Paragraph 3b. is hereby deleted and replaced with the following:

         3. Eligible Employees and Others.
             -----------------------------


         b. All directors of the Company shall automatically receive grants of 4,000 Non--Discretionary Options if elected or appointed by the Board to a one year term; (ii) 8,000 Non-Discretionary Options upon election or appointment to the Board for a two year term; and (iii) 12,000 Non-Discretionary Options upon election or appointment to the Board for a three year term subject to vesting of all Non-Discretionary Options previously granted. Provided, however, if at the time of appointment or election a director holds unvested Options, the grant shall be deferred until the date of final vesting.

 (1) The exercise price of the Options shall be the fair market value on the date of grant as defined by Paragraph 6.

 (2) The Options shall vest in equal increments of 2,000 Options per director on June 30 and December 31 of each year, provided that the director is still serving as a director of the Company. To the extent that any Options which have not been exercised do not vest, the Options shall lapse and no longer be exercisable.

Exhibit 7.2.  Third Amendment to the NYER MEDICAL GROUP 1993 STOCK OPTION PLAN



                                 THIRD AMENDMENT

                            TO THE NYER MEDICAL GROUP
                             1993 STOCK OPTION PLAN


   Whereas, the Nyer Medical Group, Inc. (the "Company) adopted the 1993 Stock Option Plan, effective July 21, 1993 (the "1993 Plan");

                  Whereas, the Company desires to amend certain provisions of the 1993 Plan, with retroactive effect to the effective date of the plan;

                  Whereas, the Company desires to no longer grant options under the 1993 Plan as of the date of the effectiveness of the 2002 Stock Option Plan.

                  The 1993 Plan is therefore amended as follows:

1. Paragraph 1(c) is amended to read: "directors of the Company with the opportunities to purchase stock in the Company pursuant to options granted hereunder ("Non-Discretionary Options")."

2. The second sentence of Paragraph 4 is amended to read: "The aggregate number of shares of Common Stock which may be issued pursuant to the Plan is 1,000,000, subject to adjustment as provided in Paragraph 13."

3. The first sentence of Paragraph 5 shall be amended to read: "Options may be granted under the Plan at any time during the period commencing July 21, 1993 and ending on the date of the effectiveness of the 2002 Stock Option Plan."

4. Except as amended hereby, the 1993 Plan shall continue in effect in accordance with its terms.

Exhibit 7.3. NYER MEDICAL GROUP, INC. 2002 STOCK OPTION PLAN

                            NYER MEDICAL GROUP, INC.

                             2002 STOCK OPTION PLAN




                                TABLE OF CONTENTS




ARTICLE 1      ESTABLISHMENT AND PURPOSES                              1
         1.1      Establishment and Effective Date                     1
         1.2      Purposes                                             1
         1.3      References to Law                                    1


ARTICLE 2     AWARDS                                                   1
         2.1     Form of Awards                                        1
         2.2     Maximum Shares Available; Maximum Annual Awards       1
         2.3     Return of Prior Awards                                1


ARTICLE 3      ADMINISTRATION                                          1
         3.1      Committee                                            1
         3.2      Powers of the Committee                              2
         3.3      Delegation                                           2
         3.4      Interpretations                                      2
         3.5      Liability; Indemnification                           2


ARTICLE 4      ELIGIBILITY                                             2


ARTICLE 5      STOCK OPTIONS                                           2
         5.1      Grant of Options, Option Term                        2
         5.2      Designation as Non-Qualified Stock Option or
                  Incentive Stock Option                               2
         5.3      Automatic Stock Options                              3
         5.4      Exercise Price                                       3
         5.5      Exercise and Payment                                 3
         5.6      Vesting                                              3
         5.7      No Rights as a Stockholder                           3
         5.8      Incentive Stock Options                              4
         5.9      Notice to Company of ISO Disqualifying Disposition   4
         5.10     Conversion of Incentive Stock Options                4


ARTICLE 6      NONTRANSFERABILITY OF OPTIONS                           4


ARTICLE 7      EFFECT OF TERMINATION OF EMPLOYMENT,  DISABILITY, RETIREMENT OR
                  DEATH                                                4
         7.1      General Rule                                         4
         7.2      Disability or Retirement                             5
         7.3      Death                                                5
         7.4      Termination of Automatic Stock Options               5
         7.5      Termination of Unvested Options                      5

ARTICLE 8     ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.          5
         8.1     Adjustments                                           5
         8.2     Stock-Dividends and Stock Splits                      5
         8.3     Consolidation, Acquisition or Merger                  5
         8.4     Recapitalization or Reorganization                    6
         8.5     Dissolution or Liquidation                            6
         8.6     Modification of ISO's                                 6
         8.7     Issuances of Securities                               6
         8.8     Adjustments                                           6
         8.9     Lock-Up Agreement                                     6


ARTICLE 9     TERM; AMENDMENT AND TERMINATION                          6


ARTICLE 10    WRITTEN AGREEMENT                                        7


ARTICLE 11    MISCELLANEOUS PROVISIONS                                 7
         11.1    Tax Withholding                                       7
         11.2    Securities Laws                                       7
         11.3    Compliance with Section 16(b)                         7
         11.4    Successors                                            7
         11.5    General Creditor Status                               7
         11.6    No Right to Employment                                7
         11.7    Notices                                               8
         11.8    Severability                                          8
         11.9    Governing Law                                         8


ARTICLE 1   ESTABLISHMENT AND PURPOSES

1.1 Establishment and Effective Date

                  Nyer Medical Group, Inc., a Florida corporation (the "Corporation"), hereby establishes a stock option plan to be known as the "Nyer Medical Group, Inc. 2002 Stock Option Plan" (the "Plan"). The Plan shall become effective as of December 6, 2002, subject to the approval of the stockholders of the Corporation within twelve (12) months from such effective date. Upon approval of the Plan by the Board of Directors of the Corporation (the "Board"), awards may be made through the agency of the committee appointed by the Board under Article 3 of the Plan (the "Committee"). In the event that such stockholder approval is not obtained within such 12-month period, any awards made hereunder shall be canceled and all rights of optionees hereunder ("Optionees") with respect to such awards shall thereupon automatically cease.

1.2  Purposes
                  The purposes of the Plan are (i) to encourage and enable employees, consultants and directors (subject to such requirements as may be prescribed by the Committee) of the Corporation, its subsidiaries and its affiliates to acquire a proprietary interest in the growth and performance of the Corporation, (ii) to generate an increased incentive for key employees, consultants and directors to contribute to the Corporation's future success and prosperity (as well as the success and prosperity of its subsidiaries and affiliates), thus enhancing the value of the Corporation for the benefit of its stockholders, and (iii) to enhance the ability of the Corporation, its subsidiaries and its affiliates to attract and retain key employees, consultants and directors who are essential to the progress, growth and profitability of the Corporation, its subsidiaries and its affiliates, in each case through the ownership of the Corporation's common stock ("Common Stock"), and rights relating to the Common Stock.

1.3  References to Law

                  References to specific provisions of law shall be deemed to include references to amendments or supplements thereto or subsequent provisions of law of similar import.

ARTICLE 2  AWARDS

     2.1  Form of Awards

                  Awards under the Plan may be granted any combination of the following forms: (i) incentive stock options ("Incentive Stock Options") meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and the terms of Article 4 and Sections 5.4 and 5.8 of this Plan;
(ii) non-qualified stock options ("Non-Qualified Stock Options"), and (iii) Non-Qualified Stock Options that are automatic stock options ("Automatic Stock Options") (unless otherwise indicated, references in the Plan to "Options" shall include Incentive Stock Options, Non-Qualified Stock Options, and Automatic Stock Options).

     2.2  Maximum Shares Available; Maximum Annual Awards

                  The maximum aggregate number of shares of Common Stock available for award under the Plan (pursuant to the granting of Options) is 3,000,000 subject to adjustment pursuant to Article 8 hereof. The maximum aggregate number of shares of Common Stock that may be awarded under the Plan (pursuant to the granting of Options) to any individual during any calendar year is 1,000,000 shares, subject to the limitations of Section 5.7 as to Incentive Stock Options and also subject to adjustment pursuant to Article 8 hereof. Shares of Common Stock issued under the Plan (pursuant to the granting of Options) may be either authorized but unissued shares or issued shares reacquired by the Corporation. In the event that any Option granted under the Plan expires unexercised or is terminated, surrendered or canceled without being exercised in whole or in part for any reason, then the shares underlying such unexercised Option shall be available for subsequent awards under the Plan upon such terms and conditions as the Committee may determine.

     2.3  Return of Prior Awards

                  As a condition to any subsequent award to an Optionee under the Plan, the Committee shall have the right, in its sole discretion, to require the Optionee to return to the Corporation awards previously granted under the Plan. Subject to the provisions of the Plan, such new award shall be upon such terms and conditions as are specified by the Committee at the time the new award is granted.

ARTICLE 3  ADMINISTRATION

     3.1  Committee

                  Awards of Options shall be determined, and the Plan shall be administered by, the Committee established hereunder. The Committee shall be appointed from time to time by the Board and shall serve at the pleasure of the Board. So long as the Corporation has outstanding a class of equity securities required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Corporation shall endeavor to grant, designate and amend any Options hereunder only through a Committee consisting solely of two or more persons each of whom shall qualify as (i) a "Non-Employee Director", as that term is defined in subparagraph (b)(3)(i) of Rule 16b-3 ("Rule 16b-3") promulgated under the 1934 Act and (ii) an "Outside Director", within the meaning of Section 162(m) of the Code; provided, however, that any actions taken by the Committee in circumstances in which the members of the Committee do not qualify as Non-Employee Directors and Outside Directors shall nonetheless constitute valid actions by such Committee, and provided, further, however, that if at any time a Committee shall not have been appointed or shall have fewer than two members, the powers of the Committee shall be exercised by the full Board. In order to comply with the provisions of Rule 16b-3, the full Board may ratify and approve any actions taken by the Committee in such circumstances as the Board shall deem appropriate

     3.2  Powers of the Committee

                  Subject to the express provisions of the Plan, the Committee shall have the power and authority: (i) to grant Options and to determine the exercise price of the shares of Common Stock covered by each Option, the term of each Option, the number of shares of Common Stock to be covered by each Option, the time or times at which each Option shall become exercisable and the duration of the exercise period applicable to each Option; (ii) to designate Options as Incentive Stock Options or Non-Qualified Stock Options; (iii) to determine the employees, consultants and directors to whom, and the time or times at which, Options shall be granted or made, and (iv) to take all other actions contemplated to be taken by the Committee under the Plan, including, but not limited to, interpreting the Plan and authorizing any written agreement to relay an award made hereunder, as well as any amendment to such written agreement.

     3.3  Delegation

                  The Committee may delegate to one or more of its respective members or to any other person or persons such ministerial duties hereunder as it may deem advisable; provided, however, that the Committee may not delegate any of its responsibilities hereunder to any person who is not both a "Non-Employee Director", as that term is defined in subparagraph (b)(3)(i) of Rule 16b-3, and an "Outside Director", within the meaning of Section 162(m) of the Code. The Committee may also employ attorneys, consultants, accountants or other professional advisors and shall be entitled reasonably to rely upon the advice opinions or valuations of any such advisors.

     3.4  Interpretations

                  The Committee shall have discretionary authority to interpret the terms of the Plan, to adopt and revise rules, regulations and policies to administer the Plan and to make any other factual determinations, which it believes to be necessary or advisable for the administration of the Plan. All actions taken and interpretations and determinations made by the Committee in good faith shall be final and binding upon the Corporation, all Optionees and all other interested persons.

     3.5  Liability; Indemnification

                  No member of the Board or the Committee, nor any person to whom ministerial duties have been delegated, shall be personally liable for any action, interpretation or determination made with respect to the Plan or awards made thereunder.

                  In addition to such other rights of indemnification as he or she may have as a member of the Board, and with respect to administration of the Plan and the granting of Options under it, each member of the Board and of the Committee shall be entitled without further act on his or her part to advancement of expenses and indemnification from the Corporation pursuant to Florida law, including to the full extent provided by Section 607.0850 of the Florida Business Corporation Act (the "FBCA").

                  The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Board or the Committee and shall be in addition to all other rights to which such member of the Board or the Committee would be entitled to as a matter of law, contract or otherwise.

ARTICLE 4  ELIGIBILITY

                  Awards may be made to any employee, consultant or director of the Corporation or any of its subsidiaries or affiliates (subject to such requirements as may be prescribed by the Committee). In determining the employees, consultants and directors to whom awards shall be granted and the number of shares of Common Stock to be covered by each award, the Committee shall take into account the nature of the services rendered by such employees, consultants and directors, their present and potential contributions to the success of the Corporation, its subsidiaries and its affiliates, and such other factors as the Committee in its sole discretion shall deem relevant. Notwithstanding the foregoing, only employees of the Corporation and any "Subsidiary Corporation" of the Corporation (as such term is defined in Section 424(f) of the Code) shall be eligible to receive Incentive Stock Options.

ARTICLE 5  STOCK OPTIONS

     5.1  Grant of Options, Option Term

            Options may be granted under the Plan for the purchase of shares of Common Stock. Options shall be granted in such form and upon such terms and conditions, including the satisfaction of corporate or individual performance objectives as the Committee shall from time to time determine and any vesting standards established pursuant to Section 5.6. The Options shall be exercisable for a period of no more 10 years from the date of grant, except where a shorter period is required for Incentive Stock Options or in the written Option Agreement required pursuant to Article 10 hereof , subject in any event to earlier termination as provided in Article 7.

     5.2  Designation as Non-Qualified Stock Option or Incentive Stock Option

                  In connection with any grant of Options, the Committee shall designate in the written agreement required pursuant to Article 10 hereof whether the Options granted shall be Incentive Stock Options or Non-Qualified Stock Options, and the number of shares of Common Stock of each. In the absence of such designation, any Option granted hereunder shall be a Non-Qualified Stock Option.

     5.3  Automatic Stock Options

                  All directors of the Corporation shall automatically receive grants of (i) 4,000 Automatic Stock Options upon election or appointment to the Board for a one year term; (ii) 8,000 Automatic Stock Options upon election or appointment to the Board for a two year term; and (iii) 12,000 Automatic Stock Options upon election or appointment to the Board for a three year term. The Corporation's Chief Financial Officer (if not a director of the Corporation) shall receive a grant of 12,000 Automatic Stock Options on October 1, 2004, and shall receive an additional 12,000 Automatic Stock Options upon (i) the vesting in full of such grant and (ii) the vesting in full of each such subsequent grant. All Automatic Stock Options shall vest as provided in Section 5.6 hereof.

     5.4  Exercise Price

                  The exercise price per share of Common Stock under each Incentive Stock Option and Automatic Stock Option shall be not less than the Market Price (as hereinafter defined) of the Common Stock on the date such Option is granted. The Committee shall determine the exercise price per share of Common Stock under each Non-Qualified Stock Option. In the case of an Incentive Stock Option granted to an Optionee owning (actually or constructively under Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Corporation or of a subsidiary (a "10% Stockholder"), the exercise price shall not be less than 110% of the Market Price of the Common Stock on the date of grant. "Market Price" shall mean the per share value of the Common Stock and shall be determined as follows: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market (collectively, "Nasdaq") the Market Price on any day shall be, in the sole discretion of the Committee, either (x) the average of the high and low reported consolidated trading sales prices, or if no such sale is made on such day, the average of the closing bid and asked prices reported on the consolidated trading listing for such day or
(y) the closing price reported on the consolidated trading listing for such day;
(ii) if the Common Stock is quoted on the OTC Bulletin Board, the Market Price on any day shall be the average of the representative bid and asked prices at the close of business for such day; (iii) if the Common Stock is not listed on a national stock exchange or quoted on Nasdaq or listed on the OTC Bulletin Board, the Market Price on any day shall be the average of the high bid and low asked prices reported by the National Quotation Bureau, LLC (the "NQB") for such day; or (iv) if the Common Stock is not listed on a national stock exchange, quoted on Nasdaq, quoted on the OTC Bulletin Board or reported on by the NQB, the Market Price on any day shall be the fair market value of one share of Common Stock on such day as determined by the Committee. In no event shall the Market Price of a share of Common Stock subject to an Incentive Stock Option be less than the fair market value as determined for purposes of Section 422(b)(4) of the Code.

     5.5  Exercise and Payment

                  Options may be exercised in whole or in part (but not for any fractional shares of Common Stock). Shares of Common Stock purchased upon the exercise of Options shall be paid for at the time of purchase. Such payment may be made as follows (or by any combination of the following), in the sole discretion of the Committee: (i) in United States currency by delivery of a certified check, bank draft or postal or express money order payable to the order of the Corporation, (ii) by surrender of a number of Mature Shares (as defined below) of Common Stock held by the Optionee exercising the Option equal to the quotient obtained by dividing (A) the aggregate exercise price payable with respect to the Options then being exercised by (B) the Market Price on the date of exercise, (iii) if the Corporation has established a program for the cashless exercise of Options through a broker or other similar arrangements or programs, then in accordance with the terms and conditions of such programs and arrangements, (iv) other property acceptable to the Committee or (v) a loan of money to an Optionee, the proceeds of which shall be used by the Optionee to exercise all or a portion of the Options granted hereunder. If a loan is made by the Corporation to the Optionee as contemplated in (v) above, the Optionee shall execute a promissory note evidencing such loan and such note shall (I) provide for full recourse to the maker, (II) bear interest at a rate no less than the applicable Federal rate (within the meaning of Section 1274 of the Code), and
(III) contain such other terms as the Committee in its sole discretion shall determine, including securing the loan by a pledge of the shares of Common Stock issued upon exercise of the Option. Upon receipt of a notice of exercise and payment in accordance with the procedures set forth above, the Corporation or its agent shall deliver to the persons exercising the Option(s) (or his or her designee) a certificate for such Shares. "Mature Shares" means shares of Common Stock owned by the Optionee for a period of at least six consecutive months prior to the exercise of the Option(s) in question.

     5.6  Vesting

            Except for Automatic Stock Options, the time or times at which Options granted to Optionees shall vest shall be set forth in the Agreement provided for in Section 10 hereof. Automatic Stock Options granted to any Optionee under Section 5.3 hereof shall vest and become exercisable as to 2,000 shares on June 30 and December 31 of each year following the grant of the Automatic Stock Option, provided that the Optionee is still serving as a director or officer of the Company on such date.

     5.7  No Rights as a Stockholder

                  A recipient of Options shall have no rights as a stockholder with respect to any shares issuable or transferable upon exercise thereof until the date a stock certificate representing such shares is issued to such recipient. Except as otherwise expressly provided in the Plan or by the Committee, no adjustment shall be made for cash dividends or other rights for which the record date shall be prior to the date such stock certificate is issued.

     5.8  Incentive Stock Options

                  The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder and the Plan shall be interpreted accordingly. The aggregate Market Price (determined at the time of grant of the Incentive Stock Option) of the Common Stock with respect to which the Incentive Stock Options become exercisable for the first time by an Optionee in any calendar year (under all plans of the Corporation and its subsidiaries (as defined in Section 424(f) of the Code) shall not exceed $100,000. Any Options grants that exceed such amount shall be treated as Non-Qualified Options. No grant of an Incentive Stock Option shall be made under the Plan more than ten (10) years after the effective date of the Plan, nor shall any Incentive Stock Option be exercisable after the expiration of ten (10) years from the date such Option is granted, or 5 years from the date the Option is granted in the case of a 10% Stockholder (as defined in Section 5.4).

     5.9  Notice to Company of ISO Disqualifying Disposition

                  A condition of receiving an Incentive Stock Option any Employee who receives an Incentive Stock Option shall agree to notify the Company in writing immediately upon making a Disqualifying Disposition of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option. A "Disqualifying Disposition" is any disposition (including any sale) of such Common Stock before the later of (i) two years after the date the Employee was granted the Incentive Stock Option or (ii) one year after the date the Employee acquired Common Stock by exercising the Incentive Stock Option. No notification of a Disqualifying Disposition shall be required after the death of an Optionee.

     5.10  Conversion of Incentive Stock Options

                  The Committee, at the written request of any Optionee, may, in its discretion, take such actions as may be necessary to convert such Optionee's Incentive Stock Options (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Stock Options at any time prior to the expiration of such Incentive Stock Options. At the time of such conversion, the Committee may impose such conditions on the exercise of the resulting Non-Qualified Stock Options, consistent with this Plan, as the Committee in its discretion may determine. Nothing in the Plan shall be deemed to give any Optionee the right to have such Optionee's Incentive Stock Options converted into Non-Qualified Stock Options.

ARTICLE 6  NONTRANSFERABILITY OF OPTIONS

                  No Option may be transferred, assigned, pledged or hypothecated (whether by operation of law or otherwise), except as provided herein or by will or the applicable laws of descent and distribution, and no Option shall be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of an Option not specifically permitted herein shall be null and void and without effect. The Committee may, in its sole discretion, cause the written agreement relating to any Non-Qualified Stock Options granted hereunder to provide that the recipient of such Non-Qualified Stock Options may transfer any of such

Non-Qualified Stock Options other than by will or the laws of descent and distribution in any manner authorized under applicable law; provided, however, that in no event may the Committee permit any transfers which would cause the Plan to fail to satisfy the applicable requirements of Rule 16b-3 under the 1934 Act or which would cause any recipient of awards hereunder to fail to be entitled to the benefits Rule 16b-3 or other exemptive Rules under Section 16 of the 1934 Act or be subject to liability thereunder.

ARTICLE 7  EFFECT OF TERMINATION OF EMPLOYMENT,  DISABILITY, RETIREMENT OR DEATH

     7.1  General Rule

                  Except as to Automatic Stock Options as provided in Section
7.4 below, or as may be expressly provided in a written agreement relating to any Option, in an employment agreement between the Corporation and the Optionee or as otherwise expressly determined by the Committee in its sole discretion, in the event an Optionee ceases to be a employee or consultant of the Corporation or its subsidiaries (a "Terminated Person") for any reason other than Disability, Retirement (as hereinafter defined) or death, any Options held by such Terminated Person on the date on which he or she ceased to be an employee or consultant (the "Termination Date") that were otherwise exercisable on such date shall terminate unless exercised within 180 days following the Termination Date in the case of Non-Qualified Options or within three (3) months following the Termination Date in the case of Incentive Stock Options, but in no event after the expiration of the exercise period of such Options. Except as expressly provided in any written agreement relating to the Options or employment agreement with the Corporation and the Optionee, the Committee may cause any Options to be forfeited upon an Optionee's termination of employment, consultant or director status if the Optionee was terminated or removed for "Cause." Except as otherwise expressly provided in any written agreement relating to the Options or employment agreement with the Corporation (in which case the definition of "Cause" set forth therein shall supersede the definition set forth below), for purposes of this Section 7.1, the term "Cause" shall mean any one (or more) of the following: (i) the Optionee's commission of any fraud or misappropriation or any misconduct which causes demonstrable injury to the Corporation or a subsidiary or affiliate; or (ii) an act of dishonesty by the Optionee resulting or intended to result, directly or indirectly, in gain or personal enrichment at the expense of the Corporation or a subsidiary or affiliate. Except in the case of the termination of employment of an Optionee who has entered into a written agreement relating to the Options or employment agreement with the Corporation (in which case the determination shall be made in accordance with the terms of such written agreement), it shall be within the sole discretion of the Committee to determine whether an Optionee's termination of employment was for one of the foregoing reasons, and its decision shall be final and conclusive.

     7.2  Disability or Retirement

                  Except as may be expressly provided otherwise in a written agreement relating to any Options granted under the Plan, in an employment agreement between the Corporation and the Optionee, or as otherwise determined by the Committee in its sole discretion, in the event of a termination of employment or other service arrangement of a Terminated Person due to the Disability (as defined below) or Retirement (as defined below) of such Person, any Options held by such Person on the Termination Date that were otherwise exercisable on such date shall expire unless exercised within the period of 365 days following such date, but in no event after the expiration date of the exercise period of such Options; provided, however, that any Incentive Stock Option of such Terminated Person shall no longer be treated as an Incentive Stock Option unless exercised within three (3) months of the Termination Date (or within one (1) year of the Termination Date, in the case of an employee whose termination of employment occurs by reason of a Disability). "Disability" shall have the meaning set forth in Section 22(e)(3) of the Code. "Retirement" shall mean a termination of employment arrangement with the Corporation or a subsidiary or affiliate with the written consent of the Committee in its sole discretion. The decision of the Committee shall be final, binding and conclusive.

     7.3  Death

                  Except as may be expressly provided in a written agreement relating to the Options, in an employment agreement between the Corporation and an Optionee, or as otherwise expressly determined by the Committee in its sole discretion, in the event of the death of a recipient of Options, any Options held by such Terminated Person at the date of death that were otherwise exercisable on such date shall be exercisable by the beneficiary designated by the Optionee for such purpose (the "Designated Beneficiary") or if no Designated Beneficiary shall be appointed or if the Designated Beneficiary shall predecease the Optionee, by the Optionee's personal representatives, heirs or legatees for a period of two (2) years from the date of death, but in no event later than the expiration date of the exercise period of such Options, at which time such Options shall expire.

     7.4  Termination of Automatic Stock Options

                  Except as may be expressly provided in a written agreement relating to any Automatic Stock Option, in any written agreement between the Corporation and the Optionee, or as otherwise expressly determined by the Committee in its sole discretion, in the event an Optionee who holds an Automatic Stock Option ceases to serve as a director of the Corporation or to hold the office that entitled him or her to receive Automatic Stock Options under Section 5.3 hereof: (i) all Automatic Stock Options held by such person that are vested and exercisable on the date such person ceases to serve as an officer or director shall terminate unless exercised within two (2) years following the such date, but in no event after the expiration of the exercise period of such Automatic Stock Options; and (ii) all Automatic Stock Options that are not vested and exercisable on the date such person ceases to serve as an officer or director shall terminate as of such date.

     7.5  Termination of Unvested Options

                  All Options, which were not vested and exercisable by a Terminated Person as of the Termination Date of such Terminated Person shall terminate as of such date, except as expressly provided in the written agreement relating to the Options or as otherwise expressly determined by the Committee in its sole discretion. Options shall not be affected by any change of employment so long as the recipient continues to be employed by either the Corporation or a subsidiary or affiliate.

ARTICLE 8  ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     8.1  Adjustments

                  Upon the occurrence of any of the events described in Article 8, an Optionee's rights with respect to Options shall be adjusted as and to the extent provided hereafter in Article 8, unless otherwise specifically provided in the written agreement between the Optionee and the Corporation relating to such Option.

     8.2  Stock-Dividends and Stock Splits

                  If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Corporation shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of Options shall be appropriately increased or decreased proportionately and appropriate adjustments shall be made in the exercise price per share to reflect such subdivision, combination or stock dividend.

     8.3  Consolidation, Acquisition or Merger

                  If the Corporation is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Corporation's assets or otherwise (an "Acquisition"), the Committee or the board of directors of any entity assuming the obligations of the Corporation hereunder (the "Successor Board"), shall, as to outstanding Options, either (i) make appropriate provision for the continuation of such Options by substitution on an equitable basis for the shares then subject to such Options for the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition; (ii) upon written notice to the Optionees, provide that all Options must be exercised, to the extent then exercisable (or in the discretion of the Committee or the Successor Board, also provide that all unvested options shall be, or become at the time which the Committee shall determine, either immediately exercisable or immediately terminate), within a specified number of days of the date of such notice, at the end of which period the Options shall terminate; or (iii) terminate all Options in exchange for a cash payment or other consideration equal to the excess of the fair market value of the shares of Common Stock subject to such Options (to the extent then exercisable, or in the discretion of the Committee or the Successor Board, whether or not then exercisable) over the exercise price thereof.

     8.4  Recapitalization or Reorganization

                  In the event of a recapitalization or reorganization of the Corporation (other than a transaction described in subparagraph 8.3 above) pursuant to which securities of the Corporation or of another corporation are issued with respect to the outstanding shares of Stock, an Optionee upon exercising an Option shall be entitled to receive for the purchase price paid upon such exercise, the securities he would have received if he had exercised his Option immediately prior to such recapitalization or reorganization.

     8.5  Dissolution or Liquidation

                  In the event of the proposed dissolution or liquidation of the Corporation (other than in connection with a transaction described in subparagraph 8.3 above), each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

     8.6  Modification of ISO's

                  If the Committee determines that any adjustments made pursuant to with respect to any Incentive Stock Options granted hereunder would constitute a modification of such Incentive Stock Options, (as that term is defined in Section 424 of the Code) it may refrain from making such adjustments.

     8.7  Issuances of Securities

                  Except as expressly provided herein, no issuance by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Corporation.

     8.8  Adjustments

                  Upon the happening of any of the events described in subparagraphs 8.2, 8.3 or 8.4 above, the class and aggregate number of shares set forth in Section 2.2 hereof that are subject to Options which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect the events described in such subparagraphs. If changes in the capitalization of the Corporation shall occur other than those referred to above in this Section 8, the Committee shall make such adjustments, if any, in the number of shares covered by each Option and in the per share purchase price as the Committee in its discretion may consider appropriate. The Committee or, if applicable, the Successor Board, shall determine the specific adjustments to be made under this Section 8 and its determination shall be conclusive.

     8.9  Lock-Up Agreement

                  The Optionee, if so requested by the Committee and an underwriter of Common Stock or other securities of the Corporation, shall not sell, grant any option or right to buy or sell, or otherwise transfer or dispose of in any manner, whether in privately-negotiated or open-market transactions, any Common Stock or other securities of the Corporation held by him or her or which he or she has the right to acquire during the 180-day period following the effective date of a registration statement of the Corporation filed with the Securities and Exchange Commission in connection with such offering or such shorter period as such underwriter shall have advised the Corporation in writing is adequate to permit the successful and orderly distribution of such Common Stock or other securities; provided, however, that such "lock-up" agreement shall be in writing and in form and substance satisfactory to the Committee and such underwriter. The Corporation may impose stop-transfer instructions with respect to the shares subject to the foregoing restrictions until the end of said period.

ARTICLE 9 TERM; AMENDMENT AND TERMINATION

                  No Option shall be granted under the Plan after the earlier of
(i) ten (10) years from the effective date of the Plan, or (ii) the termination of the Plan pursuant to this Article 9. However, unless otherwise expressly provided in the Plan or in an applicable written agreement required pursuant to
Article 10, any Option theretofore granted may extend beyond such date, and any authority of the Committee to amend, alter, suspend, discontinue or terminate any such Option, or to waive any conditions or rights under any such Option and the authority of the Board to amend the Plan, shall extend beyond such date. The Board may suspend, terminate, modify or amend the Plan, provided that any amendment that would (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to Optionees under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan shall be subject to the approval of the Corporation's stockholders, except that any such increase or modification that may result from adjustments authorized by Article 8 hereof shall not require such stockholder approval. If the Plan is terminated, the terms of the Plan shall, notwithstanding such termination, continue to apply to awards granted prior to such termination. No suspension, termination, modification or amendment of the Plan may, without the consent of the Optionee to whom an award shall theretofore have been granted, adversely affect the rights of such Optionee under such award, and provided further that if any amendment would require stockholder approval to satisfy the requirements of Rule 16b-3 under the 1934 Act, then such amendment shall be presented to stockholders for approval, provided however that failure to obtain such approval shall not affect the validity of this Plan or the options granted hereunder.

ARTICLE 10  WRITTEN AGREEMENT

                  Each award of Options shall be evidenced by a written agreement containing such restrictions, terms and conditions, if any, as the Committee may require. In the event of any conflict between a written agreement and the Plan, the terms of the Plan shall govern.

ARTICLE 11  MISCELLANEOUS PROVISIONS

Tax Withholding
                  The Corporation shall have the right to require Optionees or their beneficiaries or legal representatives to remit to the Corporation an amount sufficient to satisfy Federal, state and local withholding tax requirements, or to deduct from all payments under the Plan amounts sufficient to satisfy all withholding tax requirements. Whenever payments under the Plan are to be made to an Optionee in cash, such payments shall be net of any amounts sufficient to satisfy all Federal, state and local withholding tax requirements. The Committee may, in its sole discretion, permit an Optionee to satisfy his or her tax withholding obligations either by (i) surrendering of Common Stock owned by the Optionee or (ii) having the Corporation withhold from shares of Common Stock, or other compensation, otherwise deliverable or payable to the Optionee. Shares of Common Stock surrendered or withheld shall be valued at their Market Price as of the date on which income is required to be recognized for income tax purposes.

     11.2  Securities Laws

                  Each Option granted under the Plan shall be subject to the requirement that, if at any time the Board shall determine, in its sole discretion, that the listing, registration or qualification of the shares of Common Stock issuable or transferable upon exercise thereof upon any securities exchange or under any state or Federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Option or the issue, transfer, or purchase of the shares of Common Stock thereunder, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Board. The Committee may, in connection with the granting of any Option, require the individual to whom the Option is to be granted to enter into an agreement with the Corporation stating that as a condition precedent to each exercise of the Option, in whole or in part, such individual shall if then required by the Corporation, represent to the Corporation in writing that such exercise is for investment only and not with a view to distribution, and also setting forth such other terms and conditions as the Committee may prescribe.

     11.3  Compliance with Section 16(b)

                  In the case of Optionees who are or may be subject to Section 16 of the 1934 Act, it is the intent of the Corporation that the Plan and any award granted hereunder satisfy and be interpreted in a manner that satisfies the applicable requirements of Rule 16b-3 so that such persons will be entitled to the benefits of Rule 16b-3 or other exemptive Rules under Section 16 of the 1934 Act and will not be subjected to liability thereunder. If any provision of the Plan or any award would otherwise conflict with the intent expressed herein, that provision, to the extent possible, shall be interpreted and deemed amended so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with such intent, such provision shall be deemed void as applicable to Optionees who are or may be subject to Section 16 of the 1934 Act.

     11.4  Successors

                  The obligations of the Corporation under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Corporation, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Corporation. In the event of any of the foregoing, the Committee may, in its discretion prior to the consummation of the transaction and subject to Article 9 hereof, cancel, offer to purchase, exchange, adjust or modify any outstanding awards, at such time and in such manner as the Committee deems appropriate and in accordance with applicable law.

     11.5  General Creditor Status

                  Optionees shall have no right, title or interest whatsoever in or to any investments which the Corporation may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Corporation and any Optionee, beneficiary or legal representative of such Optionee. To the extent that any person acquires a right to receive payments from the Corporation under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Corporation. All payments to be made hereunder shall be paid from the general funds of the Corporation and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

     11.6  No Right to Employment

                  Nothing in the Plan or in any written agreement entered into pursuant to Article 10 hereof, nor the grant of any Option, shall confer upon any Optionee any right to continue in the employ of the Corporation or a subsidiary or affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or such written agreement or interfere with or limit the right of the Corporation or a subsidiary or affiliate to modify the terms of or terminate such Optionee's employment at any time.

     11.7  Notices

                  Notices required or permitted to be given under the Plan shall be sufficiently given if in writing and personally delivered to the Optionee or sent by regular mail addressed (i) to the Optionee at the Optionee's address as set forth in the books and records of the Corporation or its subsidiaries or affiliates, or (ii) to the Corporation or the Committee at the principal office of the Corporation clearly marked "Attention: Compensation Committee."

     11.8  Severability

                  In the event that any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

     11.9  Governing Law

To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the state of Florida.

Exhibit 7.4. STOCK OPTION AGREEMENT - Samuel Nyer



                             STOCK OPTION AGREEMENT

     This Stock Option Agreement (this "Agreement") is effective as of December 6, 2002, between Nyer Medical Group, Inc. a Florida corporation (the "Corporation"), and Samuel Nyer (the "Optionee").


                             W I T N E S S E T H:
                             - - - - - - - - - -

     WHEREAS, in October, 1999, the Corporation entered into an employment agreement with the Optionee which agreement included a provision (the "Provision") for granting the Optionee an option for 500,000 shares of common stock of the Corporation (the "Option");

     WHEREAS, in November, 2002, the Board of Directors of the Corporation (the "Board") agreed to amend and restate the Provision to provide certain other provisions, including, without limitation, provisions for termination of the Option upon the happening of certain events;

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained, the parties hereto agree that the Provision is hereby amended and restated as follows:

1. Grant of Option.

             Pursuant to the Provision, in October, 1999, the Corporation granted to the Optionee an option to purchase an aggregate of 500,000 shares (the "Shares") of common stock, .0001(cent) par value, of the Corporation (the "Common Stock") at a price of $6.437 per Share. The Corporation hereby confirms and ratifies such grant. This Option was not and is not intended to qualify as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and shall be construed accordingly.

2. Right to Exercise.

          Fifty (50%) percent of the Shares subject to the Option vested and became exercisable in October, 1999 and fifty (50%) percent of the Shares subject to the Option vested and became exercisable in October, 2000.

3. No Transfer.

          This Option may not be transferred, assigned, pledged or hypothecated (whether by operation of law or otherwise), except by will or the applicable laws of descent and distribution. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option not specifically permitted herein shall be null and void and without effect.

4. Exercise Procedures.

a) Notice of Exercise. The Optionee or the Optionee's representative may exercise this Option by giving written notice as set forth in Section 9j) hereof in a manner substantially in the form annexed hereto as Exhibit A. The notice shall specify the election to exercise this Option, the number of Shares with respect to which this Option is being exercised and the form of payment (if more than one form is available). The notice shall be signed by the person exercising this Option. In the event that this Option is being exercised by the representative of the Optionee, the notice shall be accompanied by proof (satisfactory to the Committee (as defined below)) of the representative's right to exercise this Option. The Optionee or the Optionee's representative shall deliver to the Corporation at the time of giving the notice, payment in a form provided under Section 5 for the full amount of the exercise price applicable to that portion of this Option being exercised. "Committee" means the committee (comprised of at least two (2) members of the Board) appointed by the Board to administer this Agreement, or, in the case that no such committee has been appointed, the term "Committee" shall mean the Board.

b) Issuance of Shares. After receiving a proper notice of exercise, the Corporation shall cause to be issued a certificate or certificates for the Shares as to which this Option has been exercised, registered in the name of the person exercising this Option and bearing such legends as may be appropriate. The Corporation shall cause such certificate or certificates to be delivered to or upon the order of the person exercising this Option.

c) Withholding Taxes. In the event that the Committee determines that the Corporation is required to withhold foreign, federal, state or local tax as a result of the exercise of this Option, the Optionee, as a condition to the exercise of this Option, shall make arrangements satisfactory to the Committee to enable the Corporation to satisfy all withholding requirements. Any Shares purchased by exercising this Option shall also be issued subject to condition that the Optionee shall make the arrangements satisfactory to the Committee to enable the Corporation to satisfy any withholding requirements that may arise in connection with the disposition of such Shares.

5. Payment for Stock.

                   Options may be exercised in whole or in part (but not for any fractional shares of Common Stock). Shares of Common Stock purchased upon the exercise of the Option shall be paid for at the time of purchase. Such payment may be made as follows (or by any combination of the following), in the sole discretion of the Committee: (i) in United States currency by delivery of a certified check, bank draft or postal or express money order payable to the order of the Corporation, (ii) by surrender of a number of Mature Shares (as defined below) of Common Stock held by the Optionee exercising the Option equal to the quotient obtained by dividing (A) the aggregate exercise price payable with respect to the Option then being exercised by (B) the Market Price (as defined below) on the date of exercise, (iii) if the Corporation has established a program for the cashless exercise of Options through a broker or other similar arrangements or programs, then in accordance with the terms and conditions of such programs and arrangements, (iv) other property acceptable to the Committee or (v) a loan of money to an Optionee, the proceeds of which shall be used by the Optionee to exercise all or a portion of the Option granted hereunder. If a loan is made by the Corporation to the Optionee as contemplated in (v) above, the Optionee shall execute a promissory note evidencing such loan and such note shall (I) provide for full recourse to the maker, (II) bear interest at a rate no less than the applicable Federal rate (within the meaning of Section 1274 of the Code), and (III) contain such other terms as the Committee in its sole discretion shall determine, including securing the loan by a pledge of the shares of Common Stock issued upon exercise of the Option. Upon receipt of a notice of exercise and payment in accordance with the procedures set forth above, the Corporation or its agent shall deliver to the persons exercising the Option (or his or her designee) a certificate for such Shares. "Mature Shares" means shares of Common Stock owned by the Optionee for a period of at least six consecutive months prior to the exercise of the Option in question. "Market Price" means the per share value of the Common Stock and shall be determined as follows: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market

(collectively, "Nasdaq") the Market Price on any day shall be, in the sole discretion of the Committee, either (x) the average of the high and low reported consolidated trading sales prices, or if no such sale is made on such day, the average of the closing bid and asked prices reported on the consolidated trading listing for such day or (y) the closing price reported on the consolidated trading listing for such day; (ii) if the Common Stock is quoted on the OTC Bulletin Board, the Market Price on any day shall be the average of the representative bid and asked prices at the close of business for such day; (iii) if the Common Stock is not listed on a national stock exchange or quoted on Nasdaq or listed on the OTC Bulletin Board, the Market Price on any day shall be the average of the high bid and low asked prices reported by the National Quotation Bureau, LLC (the "NQB") for such day; or (iv) if the Common Stock is not listed on a national stock exchange, quoted on Nasdaq, quoted on the OTC Bulletin Board or reported on by the NQB, the Market Price on any day shall be the fair market value of one share of Common Stock on such day as determined by the Committee.

6. Term and Expiration.

  a) Term of Option. This Option shall expire on the day before the tenth anniversary of the date hereof, unless sooner terminated as provided herein, and may be exercised during such term only in accordance with this Agreement.

  b) Termination due to Cessation of Relationship, Disability or Death. Upon the cessation of Optionee's employment by, consultancy for or emeritus (or similar) status with the Corporation, upon the Optionee's death or upon the Optionee's Disability (as defined below), this Option, which is otherwise exercisable, shall be exercisable by, as appropriate, the Optionee, the Designated Beneficiary (as defined below) or personal representative, heirs or legatees of the Optionee for a period of four (4) years from the date of such cessation, death or Disability, as appropriate, but in no event after the expiration of the exercise period of the Option. "Disability" shall have the meaning set forth in
Section 22(e)(3) of the Code. "Designated Beneficiary" means the beneficiary designated by the Optionee to exercise its options upon the death of the Optionee, if such Designated Person exists and has not predeceased the Optionee. If a Designated Beneficiary does not exist or has predeceased the Optionee, the appropriate personal representative, heir(s) or legatee(s) of the Optionee shall exercise the Option.

7. Registration Rights.

a) Subject to the terms of this Agreement, the Corporation shall use its best efforts to register the Common Stock underlying the Option (the "New Stock") for issuance and resale under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-8 or any other Securities and Exchange Commission ("SEC") form, if available, which the Corporation deems appropriate (a "Registration Statement").

b) The Corporation will notify the Optionee at any time when a prospectus relating to the New Stock covered by a Registration Statement of the Corporation is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Corporation will use its best efforts to promptly amend or supplement the Registration Statement to correct any such untrue statement or omission.

c) The Optionee hereby agrees to cooperate with the Corporation in connection with the preparation and filing of any Registration Statement by the Corporation with respect to the New Stock. In addition, the Optionee agrees that, upon receipt of any notice from the Corporation of the happening of any event of the kind described in Section 7b), the Optionee will immediately discontinue disposition of the New Stock pursuant to the Registration Statement covering the New Stock until the Optionee's receipt of the copies of the supplemented or amended prospectus contemplated by
    Section 7b) and, if so desired by the Corporation, the Optionee shall deliver to the Corporation (at the expense of the Corporation) or destroy


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    (and deliver to the Corporation a certificate of such destruction) all copies, other than the permanent file copies then in the Optionee's possession, of the prospectus covering such New Stock current at the time of receipt of such notice.

d)  The Optionee hereby represents and warrants to the Corporation as follows:
    i) The Optionee has been furnished with all materials relating to the Corporation and its proposed activities which the Optionee has requested and has been afforded the opportunity to obtain any additional information necessary with respect to the New Stock.

   ii) The Corporation has answered all inquiries made by the Optionee concerning the Corporation and its proposed activities, or any other matters relating to the Registration Statement and the proposed operations of the Corporation.

  iii) The Optionee is an "accredited investor" as such term is defined in the Federal securities laws. By reason of the Optionee's business or financial experience, the Optionee is capable of evaluating the merits and risks of an investment in the New Stock and of protecting its own interests in connection with the transaction involving the Option and the New Stock. The Optionee has sufficient available financial resources to provide adequately for his current needs, including possible personal contingencies, and can bear the economic risk of a complete loss of the New Stock without materially affecting his financial condition.

  iv) The Optionee has not been furnished any offering literature other than any materials and/or information made available to the Optionee by the Corporation as described in Section 7d)i) and the Optionee has relied only on such materials and/or information. Furthermore, other than as set forth in this Agreement, no representations or warranties have been made to the Optionee by the Corporation, or by its directors or officers or employees or other agents with respect to the intended business of the Corporation, the financial condition, prospects, profitability, operations and/or potential of the Corporation, and/or the economic or any other aspects of the consequences of an investment in the New Stock, and the Optionee has not relied upon any information concerning the offering, written or oral, other than information contained in this Agreement or provided by the Corporation to the Optionee.

  v) The Optionee is acquiring the Option and, upon the exercise of the Option, will be acquiring the New Stock, for his own account, as principal, for investment and not with a view to the resale or distribution of all or any part of the Option or the New Stock.

8. Securities Law and Other Restrictions.

     Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Committee at its discretion, may impose restrictions upon the sale, pledge or other transfer of such Shares (including, without limitation, the placement of appropriate legends on stock certificates or a "lock-up agreement") if, in the judgment of the Corporation and its counsel, such restrictions are necessary or desirable in order to achieve compliance with any agreement to which the Corporation is a party, the Securities Act, the securities laws of any state or any other law or with restrictions imposed on the Corporation by its underwriters, or otherwise.

9. Adjustment Upon Changes in Capitalization, Etc.

      a) Certain Adjustments. Upon the occurrence of any of the events described in this Section 9, the Optionee's rights with respect to the Option shall be adjusted as and to the extent provided hereafter in this Section 9, unless

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


otherwise specifically provided in the written agreement between the Optionee and the Corporation relating to such Option.

      b) Stock Dividends and Stock Splits. If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Corporation shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of the Option shall be appropriately increased or decreased proportionately and appropriate adjustments shall be made in the exercise price per share to reflect such subdivision, combination or stock dividend.

     c) Consolidation, Acquisition or Merger. If the Corporation is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Corporation's assets or otherwise (an "Acquisition"), the Committee or the board of directors of any entity assuming the obligations of the Corporation hereunder (the "Successor Board"), shall, as to the outstanding Option, either (i) make appropriate provision for the continuation of such Option by substitution on an equitable basis for the shares then subject to such Option for the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition; (ii) upon written notice to the Optionee, provide that the Option must be exercised, to the extent then exercisable (or in the discretion of the Committee or the Successor Board, also provide that all unvested portion of the Option, if any, shall be, or become at the time which the Committee shall determine, either immediately exercisable or immediately terminate), within a specified number of days of the date of such notice, at the end of which period the Option shall terminate; or
(iii) terminate the Option in exchange for a cash payment or other consideration equal to the excess of the fair market value of the shares of Common Stock subject to such Option (to the extent then exercisable, or in the discretion of the Committee or the Successor Board, whether or not then exercisable) over the exercise price thereof.

     d) Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Corporation (other than a transaction described in subsection 9c) above) pursuant to which securities of the Corporation or of another corporation are issued with respect to the outstanding shares of Common Stock, the Optionee upon exercising the Option shall be entitled to receive for the purchase price paid upon such exercise, the securities he would have received if he had exercised his Option immediately prior to such recapitalization or reorganization.

      e) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Corporation (other than in connection with a transaction described in subsection 9c) above), each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Committee.

      f) Issuances of Securities. Except as expressly provided herein, no issuance by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to the Option. No adjustments shall be made for dividends paid in cash or in property other than securities of the Corporation.

      g) Other Adjustments. If changes in the capitalization of the Corporation shall occur other than those referred to above in this Section 9, the Committee shall make such adjustments, if any, in the number of shares covered by the Option and in the per share purchase price as the Committee in its discretion may consider appropriate. The Committee or, if applicable, the Successor Board, shall determine the specific adjustments to be made under this Section 9 and its determination shall be conclusive.


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10. Miscellaneous Provisions.

     a) Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties hereto with regard to the subject matter hereof. This Agreement may not be amended except by a written instrument signed by both parties hereto.

     b) Choice of Law. To the extent not preempted by Federal law, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida.

     c) Interpretations. The Committee shall have discretionary authority to interpret the terms of this Agreement, to adopt and revise rules, regulations and policies to administer this Agreement and to make any other factual determinations, which it believes to be necessary or advisable for the administration of this Agreement. All actions taken and interpretations and determinations made by the Committee in good faith shall be final and binding upon the Corporation, the Optionee and all other interested persons.

     d) Liability; Indemnification.

         i) No member of the Board or the Committee, nor any person to whom ministerial duties have been delegated, shall be personally liable for any action, interpretation or determination made with respect to this Agreement.

        ii) In addition to such other rights of indemnification as he or she may have as a member of the Board, and with respect to administration of this Agreement, each member of the Board and of the Committee shall be entitled without further act on his or her part to advancement of expenses and indemnification from the Corporation pursuant to Florida law, including to the full extent provided by Section 607.0850 of the Florida Business Corporation Act (the "FBCA").The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Board or the Committee and shall be in addition to all other rights to which such member of the Board or the Committee would be entitled to as a matter of law, contract or otherwise.

            e) Tax Withholding. The Corporation shall have the right to require the Optionee or its beneficiary or legal representative to remit to the Corporation an amount sufficient to satisfy Federal, state and local withholding tax requirements, or to deduct from all payments under this Agreement amounts sufficient to satisfy all withholding tax requirements. Whenever payments under this Agreement are to be made to an Optionee in cash, if any, such payments shall be net of any amounts sufficient to satisfy all Federal, state and local withholding tax requirements. The Committee may, in its sole discretion, permit the Optionee to satisfy its tax withholding obligations either by (i) surrendering of Common Stock owned by the Optionee or (ii) having the Corporation withhold from shares of Common Stock, or other compensation, otherwise deliverable or payable to the Optionee. Shares of Common Stock surrendered or withheld shall be valued at their Market Price as of the date on which income is required to be recognized for income tax purpose

            f) Compliance with Section 16(b). In the case the Optionee is or may be subject to Section 16 of the Securities Exchange Act of 1934 Act, as amended (the "1934 Act"), it is the intent of the Corporation that this Agreement and any award granted hereunder satisfy and be interpreted in a manner that satisfies the applicable requirements of Rule 16b-3 so that the Optionee will be entitled to the benefits of Rule 16b-3 or other exemptive Rules under Section 16 of the 1934 Act and will not be subjected to liability thereunder. If any provision of this Agreement or any award would otherwise conflict with the intent expressed herein, that provision, to the extent possible, shall be interpreted and deemed amended so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with such intent, such provision shall be


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 deemed void as applicable to the Optionee if the Optionee is or may be subject to Section 16 of the 1934 Act. Neither this provision of the Agreement nor any other provision of this Agreement shall be construed as to insure that the Optionee has satisfied or will satisfy all the requirements of Section 16 of the 1934 Act and/or the Rules promulgated thereunder with respect to this Option or the Common Stock underlying this Option.

           g) Successors. The obligations of the Corporation under this Agreement shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Corporation, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Corporation.

           h) General Creditor Status. The Optionee shall have no right, title or interest whatsoever in or to any investments which the Corporation may make to aid it in meeting its obligations under this Agreement. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Corporation and the Optionee, or the beneficiary or legal representative of the Optionee. To the extent that any person acquires a right to receive payments from the Corporation under this Agreement, such right shall be no greater than the right of an unsecured general creditor of the Corporation. All payments to be made hereunder shall be paid from the general funds of the Corporation and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Agreement.

           i) No Right to Employment or Independent Contractor Status. Nothing in this Agreement, nor the grant of the Option, shall confer upon the Optionee any right to continue in the employ or as an independent contractor of the Corporation or a subsidiary or affiliate or to be entitled to any remuneration or benefits not set forth in this Agreement or interfere with or limit the right of the Corporation or a subsidiary or affiliate to modify the terms of or terminate the Optionee's employment or independent contractor status at any time.

         j) Notices. Notices required or permitted to be given under this Agreement shall be sufficiently given if in writing and personally delivered to the Optionee or sent by regular mail addressed (i) to the Optionee at the Optionee's address as set forth in the books and records of the Corporation or its subsidiaries or affiliates, or (ii) to the Corporation or the Committee at the principal office of the Corporation clearly marked "Attention: Compensation Committee."

         k) Severability. In the event that any provision of this Agreement shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Agreement, and this Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.










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    IN WITNESS WHEREOF, the Corporation has caused this Agreement to be executed on its behalf by a duly authorized officer and the Optionee has personally executed this Agreement.

                                      Nyer Medical Group, Inc.


/s/_Samuel Nyer_                      By:/s/ Karen Wright

SAMUEL NYER                           Karen Wright, Chief Financial Officer
Optionee's Address:
c/o  Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, Maine  04401




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